Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

ANNOUNCES DISTRIBUTION OF CASH DIVIDEND

Airport City, Israel, May 19, 2016 – Crow Technologies 1977 Ltd. announced that the Board of Directors approved the distribution of a cash dividend payment in the amount of USD 0.571 per share, totaling approximately US$2.5 million.

The dividend will be paid to shareholders of record as of June 1, 2016. The Company will pay the dividend out on June 29, 2016.

The dividend payment is subject to withholding tax of up to 30%.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans, and is able to meet its undertakings when due.